Mail Stop 3561

July 14, 2006

Irwin Gubman
People's Choice Home Loan Securities Corp.
7515 Irvine Center Drive
Irvine, California 92618

> **Re:** **People's Choice Home Loan Securities Corp.**
> **Post-Effective Amendment 2 to Registration Statement on Form S-3**
> **Filed June 30, 2006**
> **File No. 333-125734**

Dear Mr. Gubman:

We have reviewed your responses to the comments in our letter dated June 15, 2006 and have the following additional comments.

Registration Statement on Form S-3

General

1. We reissue our prior comment 6 in it entirety. Please delete all disclaimers of accuracy and completeness, such as the one found on page 110 of the prospectus supplement for notes and page 120 of the prospectus supplement for certificates.

Base Prospectus

Description of Credit Enhancement, page 45

2. You state in the second and third paragraph of this section that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Maintenance of Credit Enhancement, page 50

3. Consistent with our prior comment 7, please consider revising your introductory paragraph to clarify that the base prospectus includes all structural features, and the prospectus supplement will not include additional credit enhancement.

Prospectus Supplements

Summary of Prospectus Supplement, page 4

4. While we note your revisions in response to our prior comment 25, we reissue that comment. We note from your disclosure on page 72 of the prospectus supplement for notes that you contemplate Owner Trust Certificates that are not offered under this prospectus. Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus. Refer to Items 1102 and 1103(a)(3)(i) of Regulation AB.

Part II

Item 16. Exhibits

5. It appears that exhibits 4.5 and 4.6 have not been included in this amendment. We reissue our prior comment 32, in part, and our prior comment 33. Please revise or advise.

6. Please revise the exhibit index so that it properly identifies where exhibits can be found.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3315.

                                        Sincerely,

                                        Hanna T. Teshome
                                        Special Counsel

cc: Via Facsimile (804) 788-8218
        Thomas Y. Hiner, Esq.
        Hunton & Williams
        951 E. Byrd Street
        Riverfront Plaza, East Tower
        Richmond, Virginia 23219